SEC File Number: 333-237153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

For Period Ended: September 30, 2021

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Brilliant Acquisition Corporation
Full Name of Registrant

N/A
Former Name if Applicable

99 Dan Ba Road, C-9, Putuo District, Shanghai
Address of Principal Executive Office
(Street and Number)

Peoples Republic of China 200062
City, State and Zip Code:

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Forms 10K, 20-F, 11-K, Form NSAR, or Form N-CSR or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Brilliant Acquisition Corporation (the “Company”) expects a delay in filing the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2021 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense because the Company requires additional time for compilation and review to ensure adequate disclosure of certain information required to be included in the Form 10-Q. The Company is working to file its Form 10-Q on or before the fifth calendar day extension provided by Rule 12b-25.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Dr. Peng Jiang	(86) 021-80125497
(Name)	(Area Code) (Telephone number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s): ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof: ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Brilliant Acquisition Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

November 16, 2021	By:	/s/ Dr. Peng Jiang
Dr. Peng Jiang
Chief Executive Officer and Chief Financial Officer

3